

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2018

Maria Fardes
President and Chief Executive Officer
Iovance Biotherapeutics, Inc.
999 Skyway Road, Suite 150
San Carlos, California 94070

      Re: Iovance Biotherapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 28, 2017
           File No. 333-222340

Dear Dr. Fardes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Paik at 202-551-6553 with any questions.

                      Division of Corporation Finance
                      Office of Healthcare & Insurance

cc: Istvan Benko - TroyGould PC